Mail Stop 3628

April 28, 2006

By Facsimile (213.621.5070) and U.S. Mail
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071


Re:  	Inter-Tel, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed April 21, 2006 by Steven G. Mihaylo and Summit Growth
	Management LLC
      File No. 000-10211

Dear Mr. McCarthy:

      We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D/A filed April 21, 2006

1. We note that the statements in the last paragraph of Item 4 that Mr. Mihaylo has filed and intends to mail a "preliminary" proxy statement in connection with the solicitation. Please advise us with regard to his intent in connection with a definitive proxy statement.

Schedule 14A

2. We note disclosure on page 4 of your discussions and possible arrangement with Vector Capital to pursue jointly an acquisition of Inter-Tel. What consideration was given to whether Vector
Capital may be a participant in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A? In this regard, Item 5(b)1) of Schedule 14A requires a description of the interests of any participants in the solicitation and details the disclosure required for each participant.


3. We note you refer security holders to information that you are required to provide and will be contained in Inter-Tel`s proxy statement for the 2006 Annual Meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Inter-Tel distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company`s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

4. We note statements throughout your materials in which you assert that you believe that a sale "is the best path forward" for security holders and will "maximize the value of [security holder`s] investment." Further, you state that you are prepared to pay a "meaningful premium" and that a cooperative process will enable you to pay "the best price." Please provide support for these statements and quantify any analyses performed by the participants or otherwise to support these statements. To the extent any such analyses have not been performed, so state.

Reasons for the Solicitation; Background, page 3

5. We note your statements on page 8 that the company`s public disclosures have been "misleading" and that the company is "attempting to impede a transaction that will maximize value for shareholders." Such statements imply that the Inter-Tel Board is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Quorum and Voting, page 10

6. We note that you have only nominated three persons for election and that the Inter-Tel Board consists of eights director seats.
We note further that you have not sought to "fill out" the board by seeking authority, pursuant to Rule 14a-4(d), to vote for nominees named in the company`s proxy statement. It thus appears that security holders who follow the instructions included in these materials will be disfranchised insofar as they will not be permitted to vote on five of the eight board positions. Please revise the blue proxy card to clearly state that by executing and returning the card, security holders are unable to vote on five board seats.

7. Clarify how shareholders are to indicate on the proxy card that they intend to cumulate votes.

Election of Directors, page 12

8. Please expand your disclosure here to state that there is no assurance that the company`s nominees will serve if elected with any of the Mihaylo Nominees.


9. Please revise the last sentence of this subsection to state clearly that, if elected, the Mihaylo Nominees` fiduciary duties to the Inter-Tel security holders may prevent them from acting in accordance with the views and wishes of the filing persons.

The Reincorporation Resolution, page 13

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. In this regard, we note your disclosure in the first sentence on page 14 that the company "prospered" as an Arizona corporation for over 36 years.

11. Your statements in the fourth and fifth paragraphs on page 14 imply that the Inter-Tel Board`s motivation for proposing the Reincorporation Resolution is more to "benefit the members of the Inter-Tel Board than the Inter-Tel shareholders." We also note your assertions in the last paragraph on page 15 that the Inter-Tel Board is "`piling on` anti-takeover defenses" and in the last sentence of this section that the Board is "providing additional benefits to itself" and "adopting provisions that could discourage offers to acquire Inter-Tel." Such assertions imply that the Board is more interested in remaining directors that in fulfilling their fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

The Anti-Takeover Resolution, page 16

12. We refer you to your disclosure in the first paragraph on page
17. Please describe in greater detail the "appropriate circumstances" under which Mr. Mihaylo may submit an acquisition proposal to the vote of the security holders.

13. The implication of your disclosure in the penultimate paragraph on page 17 is that the Board is more interested in "protect[ing] their best interests" than in fulfilling their fiduciary duties. This implication is heightened by your assertions in the first paragraph on page 17 that the Board is attempting "to create an uneven playing field" and in the penultimate paragraph on page 17 that the Board`s deed is "a thinly-veiled action" directed at Mr. Mihaylo. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

The Repeal the Bylaw Amendments Resolutions, page 18

14. Please expand your disclosure to explain in greater detail the general effects, including potential negative effects to the security holders, of adopting these amendments to the company`s bylaws. Refer to Item 19 of Schedule 14A.


The Unanimous Vote Resolution, page 19

15. It appears that the proposed amendment as currently drafted is rather broad, as arguably any amendment to the Bylaws could have an anti-takeover effect. Expand your disclosure to describe briefly the factors that may be considered when determining whether a proposed amendment to the Bylaws has an anti-takeover effect.

Information About Participants in the Proxy Solicitation, page 21

16. Please revise your disclosure in the second paragraph on page
21 that Summit "may be deemed to be a `participant`" to state clearly that Summit is in fact a participant in the solicitation.

17. Revise your disclosure to clearly identify the Mihaylo
Nominees as participants in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A.

Proxy Solicitation; Expenses, page 22

18. We note that you, MacKenzie and RBC may employ various methods to solicit proxies, including mail, telephone, in person, facsimile, email, Internet or other electronic means. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

19. Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Form of Proxy

20. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise your proxy card to clarify and place this language in bold-face type.

21. It is unclear whether you plan to use discretionary authority to adjourn the meeting to solicit additional proxies. In this regard, adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and your voting recommendation with respect to this proposal.

Proxy Soliciting Materials

22. Please address the comments contained in our letter dated
April 21, 2006 regarding the soliciting material filed pursuant to
Section 14a-12 by Mr. Mihaylo on April 10, 2006 and note that those comments apply to any future soliciting or definitive additional materials.

Closing Information

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265.
You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Very truly yours,


					Ade K.Heyliger
					Attorney-Advisor
					Office of Mergers & Acquisitions